Volvo: Press release from Volvo's Election Committee

STOCKHOLM, Sweden--(BUSINESS WIRE)--Feb. 21, 2006--Prior to AB Volvo's Annual General Meeting on April 5, Volvo's Election Committee has decided to propose to the Meeting the re-election of Per-Olof Eriksson, Tom Hedelius, Louis Schweitzer, Leif Johansson and the Board's Chairman Finn Johnsson. Patrick Faure, Haruko Fukuda and Ken Whipple are leaving the Board at their own request. Volvo's Election Committee is proposing Ying Yeh, Philippe Klein and Peter Bijur for election as new members.

Ying Yeh, 55, had a distinguished career in the U.S. Government Foreign Service, enjoying postings to Burma, Hong Kong, Taiwan and Beijing. Since 1997, she has worked for Kodak in China and since 2005 is the President and Chairman of Kodak North Asia Region, including Greater China (Hong Kong and Taiwan) and Korea. In 2003 she was voted one of the ten most influential persons in technology in China and one of top ten new business leaders in China.

Peter Bijur, 63, is currently retired and has worked for the Texaco oil company for more than 30 years. He retired from the company as Chairman and Chief Executive Officer. Prior to becoming Chairman and CEO, he was responsible for the company's operations in Europe, Latin America/West Africa and the Middle East/Far East. As President, he also initiated the discussions that eventually resulted in the merger with Chevron in 2001.

Philippe Klein, 48, works for Renault SA and is a member of the Renault Management Committee. Philippe Klein has worked in the automotive industry for more than 20 years and has been head of the Industrial System Performance Department. Following the alliance with Nissan in 1999, he joined Nissan to serve as Vice President, CEO's Office, for four years.

The Election Committee's other proposals - election of Meeting Chairman, fees to the Board, instructions for the Election Committee and appointment of the Election Committee - will be announced in conjunction with the notice of the Annual General Meeting.

The Election Committee, which was appointed in the third quarter of 2005, comprises the following members through to the Annual General Meeting:

Lars Idermark, Committee Chairman, Second AP Fund

Finn Johnsson, Board Chairman

Thierry Moulonguet, Renault

Marianne Nilsson, Robur Funds

Curt Kallstromer, Svenska Handelsbanken

February 21, 2006

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CONTACT:
Volvo
Lars Idermark, +46 (0)8-743 26 70